Exhibit 99.3

Form 51-102F3
Material Change Report

PART 1	CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Corporation

Baja Mining Corp. (the “Corporation”)
500 - 200 Burrard Street
Vancouver, BC
V6C 3L6

Item 2	Date of Material Change

April 22, 2011.

Item 3	News Release

A press release with respect to the material change referred to in this report was issued by the Corporation on April 22, 2011 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

The Corporation announced that its Board of Directors approved the adoption of a shareholder rights plan (the "Rights Plan"), which is effective as of April 22, 2011. The Rights Plan is similar to plans adopted by other Canadian companies, and has been adopted to ensure the fair treatment of shareholders in the event of any take-over bid for the Corporation’s common shares. The Rights Plan has conditionally been approved by the Toronto Stock Exchange and is subject to approval by the Corporation’s shareholders at the 2011 annual and special meeting, currently scheduled to be held on May 25, 2011.

Item 5	Full Description of Material Change

The Corporation announced that its Board of Directors approved the adoption of the Rights Plan, which is effective as of April 22, 2011. The Rights Plan is similar to plans adopted by other Canadian companies, and has been adopted to ensure the fair treatment of shareholders in the event of any take-over bid for the Corporation’s common shares. The Rights Plan has conditionally been approved by the Toronto Stock Exchange and is subject to approval by the Corporation’s shareholders at the 2011 annual and special meeting, currently scheduled to be held on May 25, 2011.

The primary objectives of the Rights Plan are to provide shareholders with adequate time to properly evaluate any offer, and also to provide the Board of Directors with additional time to assess any offer and, if appropriate, to explore and develop alternatives for maximizing shareholder value. The Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is procedurally fair to its shareholders.

Under the terms of the Rights Plan, one right (a "Right") will be issued by the Corporation in respect of each outstanding common share. The Rights issued under the Rights Plan become exercisable only if a person acquires or offers to acquire 20% or more of the Corporation’s outstanding common shares without complying with the "permitted bid" provisions of the Rights Plan. If a person acquires 20% or more of the Corporation’s outstanding common shares, then Rights holders (other than the offeror, its affiliates, associates and joint actors of the foregoing) can purchase the Corporation’s common shares at a substantial discount to the prevailing market price at the time that the Rights become exercisable.

"Permitted bids" under the Rights Plan must be made to all holders of the Corporation’s common shares and must be open for acceptance for a minimum of 60 days. If at the end of 60 days at least 50% of the outstanding common shares (other than those owned by the offeror, its affiliates, associates and joint actors with the foregoing) have been tendered and not withdrawn, the offeror may take up and pay for the Corporation’s common shares but must extend the bid for a further 10 days to allow other shareholders to tender to the bid

The full text of the Rights Plan is available on the Corporation’s website at www.bajamining.com, and on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission EDGAR database at www.sec.gov.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change:

Kendra Low
Vice President - Administration & Corporate Secretary
(604) 685-2323

Item 9	Date of Report

April 26, 2011.